SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                             (Amendment No. 5)

                 Under the Securities Exchange Act of 1934

                         THE HILLHAVEN CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $.75 per share
                       (Title of Class of Securities)

                                431576 10 7
                   (CUSIP Number of Class of Securities)

                            Scott M. Brown, Esq.
                     National Medical Enterprises, Inc.
                            2700 Colorado Avenue
                      Santa Monica, California  90404
                               (310) 998-8000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              with a copy to:

                          Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            300 S. Grand Avenue
                       Los Angeles, California  90071
                               (213) 687-5070

                                 March 6, 1995
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Statement because of Rule 13d-1(b)(3) or (4), check the
     following:                                            (  )

     Check the following box if a fee is being paid with this
     Statement:                                            (  )



     CUSIP No. 413576 10 7         Schedule 13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          NATIONAL MEDICAL ENTERPRISES, INC.  95-2557091

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a) (  )
                                                  (b) (X )
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              (X )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      8,878,147
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
                                              0
           PERSON WITH                  :

                                        : (9)  SOLE DISPOSITIVE
                                        :
                                               8,878,147
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                               0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,878,147

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*                    (  )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               27% -- See Item 5

     (14) TYPE OF REPORTING PERSON*
          CO



     CUSIP No. 413576 10 7         Schedule 13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          NME PROPERTIES CORP.  62-0725891

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a) (  )
                                                  (b) (X )
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              (  )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Tennessee
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      8,878,147
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
                                               0
           PERSON WITH                  :

                                        : (9)  SOLE DISPOSITIVE
                                        :
                                               8,878,147
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                               0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,878,147

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES*                     (  )

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               27% -- See Item 5

     (14) TYPE OF REPORTING PERSON*
          CO



     CUSIP No. 413576 10 7         Schedule 13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          NME PROPERTY HOLDING CO., INC.  91-1172506

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a) (  )
                                                  (b) (X )
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*
          00

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              (  )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      2,877,947
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
                                               0
           PERSON WITH                  :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                               2,877,947
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                               0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,877,947

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   (  )
          EXCLUDES CERTAIN SHARES*

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.8% -- See Item 5

     (14) TYPE OF REPORTING PERSON*
          CO



     CUSIP No. 413576 10 7         Schedule 13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          NME PROPERTIES, INC.  91-0628039

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a) (  )
                                                  (b) (X )
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          00

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              (  )

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      2,877,947
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
                                               0
           PERSON WITH                  :

                                        : (9)  SOLE DISPOSITIVE
                                        :
                                               2,877,947
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                               0

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,877,947

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   (  )
          EXCLUDES CERTAIN SHARES*

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               8.8% -- See Item 5

     (14) TYPE OF REPORTING PERSON*
          CO



                    This Amendment No. 5 (the "Amendment No. 5") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), dated January 31, 1990, Amendment No. 1 of Schedule 13D, dated February 28, 1994, Amendment No. 2 of Schedule 13D, dated December 19, 1994, Amendment No. 3 of Schedule 13D, dated January 25, 1995, and Amendment No. 4 of Schedule 13D, dated February 15, 1995, relating to the common stock, par value $.75 per share (the "Common Stock"), issued by The Hillhaven Corporation, a Nevada corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

                    Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

          ITEM 4.   PURPOSE OF TRANSACTION

                    Item 4 is amended and supplemented as follows:

                    NME continues to believe that a business combination transaction will provide all of the Company's shareholders with the best alternative to achieve maximum values. In light of this belief and of recent actions by the Company that the Reporting Persons do not believe are in the best interest of all of the Company's shareholders, PropCorp, by letter dated March 6, 1995, a copy of which is attached hereto as Exhibit 33, has notified the Company of its intention to present the following non-binding shareholder resolution (the "Resolution") for shareholder approval at the Company's 1995 Annual Meeting of Stockholders:

                    RESOLVED, that the shareholders of The
               Hillhaven Corporation (the "Company"),
               believing that the value of their investment in the Company can best be maximized through the immediate sale or merger of the Company, hereby urge the Board of Directors to proceed promptly to effect such sale or merger by:

                    (1)  instructing the Company's existing
               investment banking firm to solicit offers to acquire the Company by sale or merger;

                    (2)  establishing a committee of directors
               who are not officers of the Company to review and negotiate any sale or merger proposal received by the Company and to make a recommendation to the Board of Directors with respect to such proposal; and

                    (3)  taking all action necessary to
               effectuate such sale or merger and refraining from taking any action that would hinder or impede the effectuation of such sale or merger.

                    The Company has not announced the date of the 1995 Annual Meeting or set a record date for the meeting. The Company's 1994 Annual Meeting was held on September
          27, 1994.

                    NME plans to solicit proxies from the Company's shareholders in support of the Resolution and is filing a
          Schedule 14A Information Statement with the Securities and Exchange Commission with respect to such proposed solicitation. NME may inform the Board of Directors of the Company from time to time prior to the 1995 Annual Meeting of the status of the solicitation in order that the Board might become fully aware of shareholder sentiment with respect to the subject matter of the Resolution. NME has no current intention to solicit proxies for any other purpose, including the election of directors. However, NME reserves the right to solicit proxies on any other matter, including without limitation the election of directors or amendment of the Company's charter and bylaws. In reaching any conclusion as to whether to solicit proxies on any other matter, NME will take into consideration various factors, including without limitation the response to its solicitation on the Resolution, the Company's response to the Resolution, the Company's response to any business combination proposals it may receive and other developments regarding the Company.

                    Except as otherwise described in this Item 4, none of NME, PropCorp, Holding or PropInc has any present specific plans or proposals that relate to or would result in any of the following: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's Amended and Restated Articles of Incorporation, Bylaws or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above. NME, PropCorp, Holding or PropInc may at any time, however, propose any of the foregoing that it considers desirable.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 32     Joint Filing Agreement

          Exhibit 33     Letter dated March 6, 1995

          42533


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  March 6, 1995

                                   NATIONAL MEDICAL ENTERPRISES, INC.

                                   By:  /s/ Scott M. Brown
                                        _______________________________
                                        Scott M. Brown
                                        Senior Vice President and Secretary



                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  March 6, 1995

                                   NME PROPERTIES CORP.

                                   By: /s/ Scott M. Brown
                                       _______________________________
                                        Scott M. Brown
                                        Vice President



                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  March 6, 1995

                                   NME PROPERTY HOLDING CO., INC.

                                   By:  /s/ Scott M. Brown
                                        _____________________________
                                         Scott M. Brown
                                         Vice President



                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  March 6, 1995

                                   NME PROPERTIES, INC.

                                   By:  /s/ Scott M. Brown
                                        ________________________________
                                         Scott M. Brown
                                         Vice President



                               EXHIBIT INDEX

          Exhibit No.    Description                          Page No.

          Exhibit 32     Joint Filing Agreement

          Exhibit 33     Letter dated March 6, 1995


          -----------------------------------------------------------------

                                                            EXHIBIT 32
                             JOINT FILING AGREEMENT

               In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.75 per share, of The Hillhaven Corporation, a Nevada corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          Date:  March 6, 1995

          NATIONAL MEDICAL                  NME PROPERTIES CORP.
              ENTERPRISES, INC.

                                            By:/s/ Scott M. Brown
          By:/s/  Scott M. Brown               _______________________
             ___________________________        Scott M. Brown
              Scott M. Brown                    Vice President
              Senior Vice President
                     and Secretary

          NME PROPERTY HOLDING              NME PROPERTIES, INC.
             CO., INC.

                                            By: /s/  Scott M. Brown
          By:/s/  Scott M. Brown                _______________________
             __________________________         Scott M. Brown
              Scott M. Brown                    Vice President
              Vice President


          -----------------------------------------------------------------

                                                            EXHIBIT 33

                             NME PROPERTIES CORP.
                             2700 COLORADO AVENUE
                       SANTA MONICA, CALIFORNIA  90404

                                        March 6, 1995

          BY HAND

          The Hillhaven Corporation
          1148 Broadway Plaza
          Tacoma, Washington  98402

          Attention:  Secretary

               Re: Notice of Intention to Bring Business Before the 1995 Annual Meeting of Stockholders of The Hillhaven Corporation

          Ladies and Gentlemen:

                    In accordance with Section 1.10 of Article I of the Amended and Restated By-Laws (the "By-Laws") of The Hillhaven Corporation (the "Company"), NME Properties Corp. ("PropCorp") hereby gives you written notice (the "Notice") of its intention to present the resolution attached hereto as Schedule A (the "Resolution") for shareholder approval at the 1995 Annual Meeting of Stockholders of the Company, including any adjournment(s) or postponement(s) thereof (the "Annual Meeting").

                    Such business is being brought before the Annual Meeting to give all shareholders of the Company the opportunity to send a message to the Board of Directors of the Company that they are in favor of maximizing the value of their investment in the Company through the immediate sale or merger of the Company.

                    PropCorp, formerly known as The Hillhaven
          Corporation, is the record and beneficial owner of 6,000,200 shares of common stock, par value $.75 per share, of the Company (the "Common Stock"). The record address of PropCorp is 2700 Colorado Avenue, Santa Monica, California 90404. This Notice is being delivered solely by PropCorp.

                    PropCorp is the record and beneficial owner of 35,000 shares of the Series C Preferred Stock of the Company (the "Series C Preferred") and 63,402 shares of the Series D Preferred Stock of the Company (the "Series D Preferred"). NME Properties, Inc., formerly known as Hillhaven, Inc. ("PropInc"), is the record and beneficial owner of 2,877,947 shares of Common Stock, and PropCorp may be deemed (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) to be the beneficial owner of the shares of Common Stock owned by PropInc, for an aggregate beneficial ownership of 8,878,147 shares of Common Stock. National Medical Enterprises, Inc. ("NME"), the parent of PropInc and PropCorp, may be deemed (for purposes of Rule 13d-3 under the Act) to be the beneficial owner of the 8,878,147 shares of Common Stock owned by PropInc and PropCorp.

                    PropCorp does not believe that it has any material interest in the business to be presented at the Annual Meeting other than its pro rata interest as a shareholder in the proceeds of any sale or merger of the Company. However, the Company has alleged in a lawsuit filed against Horizon Healthcare Corporation ("Horizon") that NME has a "goal of quickly disposing of its Hillhaven shares for special consideration not available to all other common shareholders." NME has previously reported in Amendment No. 3 to its Schedule 13D that it entered into a letter agreement with Horizon dated January 25, 1995. Horizon has proposed a merger pursuant to which (i) all shareholders of the Company would receive, for each share of Common Stock held by them, $28 in value of a newly formed holding company and (ii) each outstanding share of Series C Preferred and Series D Preferred would be redeemed at $1,000 per share in cash plus any accrued and unpaid dividends, whether or not declared, to the date of redemption. The Company has rejected Horizon's proposal and initiated the lawsuit against Horizon referred to above. On February 15, 1995, NME filed a lawsuit against the Company and certain of its directors seeking declaratory and injunctive relief and damages.

                    In connection with the solicitation of proxies in support of the adoption of the Resolution, PropCorp will prepare and utilize its own proxy materials in accordance with applicable law.

                    PropCorp reserves the right, subject to any limitation resulting from an equitable and proper application of the By-Laws, as the same may be construed by a court of competent jurisdiction, to (i) substitute another resolution for the Resolution; (ii) present additional resolutions prior to or at the Annual Meeting;
          (iii) withdraw the Resolution from consideration prior to or at the Annual Meeting; (iv) take all other action in response to any action that may be taken by the Company with respect to the approval of the Resolution at the Annual Meeting; and (v) take any other action in compliance with the By-Laws and applicable law.

                    This Notice fully complies with the provisions of the By-Laws. The information provided herein is to the best knowledge of the undersigned as of the date hereof. Any claim that this Notice is in any way defective should be addressed immediately to the undersigned so that there is adequate opportunity to address such claim in a timely fashion. The giving of this Notice is not an admission that the By-Law procedures are legal, valid or binding, and PropCorp reserves the right to challenge their validity.

                    All communications regarding this Notice should be addressed to the undersigned at the address set forth above (telephone (310) 998-8000, facsimile number (310) 998-4088), with a copy to Brian J. McCarthy, Esq., of the law firm of Skadden, Arps, Slate, Meagher & Flom, 300 South Grand Avenue, Suite 3400, Los Angeles, California 90071 (telephone number (213) 687-5070, facsimile number
          (213) 687-5600).

                                     Very truly yours,

                                     NME PROPERTIES CORP.

                                     By: /s/ Scott M. Brown
                                         ___________________________
                                          Scott M. Brown
                                          Vice President


          -----------------------------------------------------------------

                                                         SCHEDULE A

                             SHAREHOLDER PROPOSAL

                    RESOLVED, that the shareholders of The
          Hillhaven Corporation (the "Company"), believing that the value of their investment in the Company can best be maximized through the immediate sale or merger of the Company, hereby urge the Board of Directors to proceed promptly to effect such sale or merger by:

                    (1)  instructing the Company's existing
               investment banking firm to solicit offers to acquire the Company by sale or merger;

                    (2) establishing a committee of directors who are not officers of the Company to review and negotiate any sale or merger proposal received by the Company and to make a recommendation to the Board of Directors with respect to such proposal; and

                    (3) taking all action necessary to effectuate such sale or merger and refraining from taking any action that would hinder or impede the effectuation of such sale or merger.